

John Ralston · 3rd in

CEO & Founder at Protxx

Portola Valley, California, United States · 500+ connections ·

Contact info

PROTXX Protxx, Inc.

Massachusetts Insti
Technology

Featured

See all



al Wearables 2020
ER 8-10, 2020 ONLINE
FEATURED SPEAKER
John Ralston,
Founder and CEO
Protxx
PRESENTATION TOPIC
Wearable Technologies for the Ma
of Degenerative Neurological Condit

18



FUTURE OF
HEALTHCARE & MEDICINE

Future of Healthcare & Medicine - January 27, 2021 - Virtual Conference &...
mitcnc.org

If you are a founder building the future of healthcare and medicine, apply today for...

Dr. H
on G



**Heal
testi**
globa

Experience

CEO & Founder

Protxx, Inc.

Oct 2016 – Present · 4 yrs 5 mos

San Francisco Bay Area

PROTXX innovations in wearable devices and machine learning improve healthcare access, quality, and outcomes for global patient populations numbering in the billions.

Congratulations to the PROTXX team!
Jan 27, 2020 - PROTXX selected as semifinalist in CTIA Wireless Foundation Catalyst Grants Program
Jan 14, 2020 - PROTXX is excited to announce collaborations spanning Alberta's dynamic healthcare and machine learning innovation ecosystems. ...see mor



SACRAMENTO REGION
INNOVATION
AWARDS
2019

SVIEF


+3

CEO

X2 Biosystems

Oct 2014 – Sep 2016 · 2 yrs

Seattle and Silicon Valley

(Acquired by Prevent Biometrics) Early pioneer in the development of concussion monitoring and management solutions for sports and the military, serving customers that included the National Football League (NFL), National Hockey League (NHL), and Major League Soccer (MLS); the US Army; hospitals and sports medicine clinics; and high school and colle ...see mor

Vice President of Sales West

Silver Spring Networks

Apr 2014 – Nov 2014 · 8 mos

San Francisco Bay Area

(Aquired by Itron) Silver Spring Networks pioneered the development and delivery of the open, standards-based networking platform, software and services used by major utilities and cities worldwide to support multiple smart grid and smart city applications and services on the world's largest IPv6 network.

Vice President of Sales (07/13 - 01/14), Strategic Business Development Consultant (10/12 - 06/13)

Lohika

Oct 2012 – Jan 2014 · 1 yr 4 mos

San Bruno, CA

(Acquired by Altran) Silicon Valley & Ukraine-based provider of premium software engineering services for publicly traded market leaders and emerging private companies developing data analytics and visualization products, enterprise and consumer mobile services, IoT SaaS/PaaS platforms, and cloud data storage solutions.

President & CEO (08/04 - 02/12), Vice President of Sales & Marketing (10/03 - 07/04)
Droplet Technology, Inc.
Oct 2003 – Feb 2012 · 8 yrs 5 mos
Palo Alto, CA

(Acquired by Vivox) Pioneered the development and delivery of real-time video connectivity as an all-software, end-to-end system solution that could be downloaded, pre-installed, or embedded in any mobile browser, application, game, device, or service platform.
...see mor

Show 5 more experiences

Education

Massachusetts Institute of Technology
MIT Computer Science and AI Laboratory, Professional Education, Online X Program, Tackling the Challenges of Big Data
2014 – 2014

Massachusetts Institute of Technology - Sloan School of Management
M.Sc., Management of Technology

Cornell University
PhD, Electrical Engineering

Show 2 more education

Volunteer experience

MIT CNC Future of Healthcare & Medicine '21 volunteer team
MIT Club of Northern California
Education

Event information at
https://www.mitcnc.org/events/future-of-healthcare-medicine-startup-exhibition/
If you are you a founder building the future of healthcare and medicine, apply today for the opportunity to exhibit among 100 of the top startups at
https://airtable.com/shrqEnoabAd0Frglh